

SECU[illegible] 02006550 [illegible]OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 41173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

March Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 W. Washington Street, Suite 2150
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Rice, President (312) 443-8404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name — *if individual, state last, first, middle name*)

230 W. Monroe Street, Suite 330	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of March Capital Corp., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Notary Public

Signature

PRES

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ravid & Bernstein LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

Board of Directors
March Capital Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of March Capital Corp. as of December 31, 2001, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Capital Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 27, 2002

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

MARCH CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 11,947
Commissions and fees receivable	70,558
Prepaid expenses	2,770
Advances	6,250
	$ 91,525

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$ 59,685	
Accrued payroll	12	
Illinois replacement tax payable	3,222	
		$ 62,919
Stockholder's Equity		
Common stock, 200 shares authorized: 100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	21,389	
		28,606
		$ 91,525

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

COMMISSION AND FEE INCOME		$ 1,324,273
OPERATING EXPENSES:		
Salaries:		
Officer/stockholder	$ 172,643	
Other	852,025	
Payroll taxes	24,471	
	1,049,139	
Bank charges	456	
Entertainment/promotion	6,876	
Travel	300	
Insurance	13,902	
Office expense	1,830	
Parking/transportation	1,006	
Postage and delivery	2,090	
Professional fees	34,675	
Regulatory and other fees	6,931	
Communication	4,483	
Illinois replacement tax	3,222	
Depreciation expense	2,982	
		1,127,892
NET INCOME		$ 196,381

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2000	10	$ 1,000	$ 6,217	$ 25,027	$ 32,244
Stockholder distributions				(200,019)	(200,019)
Net income				196,381	196,381
Balance, December 31, 2001	10	$ 1,000	$ 6,217	$ 21,389	$ 28,606

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATIONS:		
Net income	$ 196,381	
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	2,982	
Changes in operating assets and liabilities:		
Decrease in commissions and fees receivable	5,504	
Increase in prepaid expenses	(155)	
Increase in advances	(1,000)	
Decrease in deposits	941	
Decrease in commissions payable	(4,715)	
Decrease in customer deposits	(2,500)	
Increase in accrued payroll	12	
Increase in Illinois replacement tax payable	2,017	
Net cash provided by operations		$ 199,467
INVESTING ACTIVITIES		
Purchase of fixed assets		(2,982)
FINANCING ACTIVITIES:		
Stockholder distributions		(200,019)
NET DECREASE IN CASH		(3,534)
CASH, BEGINNING OF YEAR		15,481
CASH, END OF YEAR		$ 11,947

SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid during the year for income taxes	$ 1,205
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Nature of Operations:

March Capital Corp. (Company) is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC), specializing in private placements and offerings devoted substantially to real estate and related ventures located in the Chicago area. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of Significant Accounting Policies:

a. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no Federal income tax at the corporate level. Income flows through, and is taxed to the sole stockholder. The Company is, however, subject to Illinois replacement tax.

c. Depreciation of Property and Equipment:

Property and equipment acquired in 2001 was charged to expense, consistent with the method used for federal income tax purposes. This method is not in accordance with accounting principles generally accepted in the United States of America, however, the effect on the financial statement was not significant. See Note 5.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $19,586, which was $14,586 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 3.21 to 1 at December 31, 2001.

4. Significant Clients:

For the Year ended December 31, 2001, two clients accounted for substantially all commission income.

5. Property and Equipment:

Property and equipment is summarized as follows:

Computers & equipment	$2,982
Less: accumulated depreciation	2,982
	$ 0

MARCH CAPITAL CORP

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total capital and allowable subordinated liabilities		$ 28,606
Deductions for non-allowable assets:		
Prepaid expenses	$ (2,770)	
Advances	(6,250)	
		(9,020)
NET CAPITAL		$ 19,586

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001), as originally filed:		
Net capital, as reported in Company's Part II (unaudited)		$ 15,267
Audit adjustments:		
Decrease in accrued payroll taxes	$ 4,676	
Increase in accrued taxes	(357)	
		4,319
NET CAPITAL		$ 19,586

MARCH CAPITAL CORP

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital	$ 19,586
Minimum net capital requirement:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 14,586

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 62,919
Ratio: Aggregate indebtedness to Net Capital	3.21 to 1

RAVID & BERNSTEIN LLP

Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Mr. Richard J. Rice
March Capital Corp.

In planning and performing our audit of the financial statements of March Capital Corp. ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making the quarterly securities examinations, counts, verifications and comparisons (2) Recordation of differences required by rule 17a-13 (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the shareholder has informed us that he exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Bernstein LLP

February 27, 2002

MARCH CAPITAL CORP.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001

MARCH CAPITAL CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001


RECEIVED
MAR 0 1 2002
354

CONTENTS